# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Figure Technology Solutions, Inc., CIK 0002064124
CUSIP: 349381103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 West Liberty Street, Suite 600, Reno, Nevada (NV), 89501
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001730704

## Reporting persons
- Newton (PTC) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 8,776,113; shared voting power 0; sole dispositive power 8,776,113; shared dispositive power 0; aggregate amount beneficially owned 8,776,113 (5.1% of the class)
- Orland Properties Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 8,776,113; shared voting power 0; sole dispositive power 8,776,113; shared dispositive power 0; aggregate amount beneficially owned 8,776,113 (5.1% of the class)
- Gemini GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 8,776,113; shared voting power 0; sole dispositive power 8,776,113; shared dispositive power 0; aggregate amount beneficially owned 8,776,113 (5.1% of the class)
- Gemini Investments, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 8,776,113; shared voting power 0; sole dispositive power 8,776,113; shared dispositive power 0; aggregate amount beneficially owned 8,776,113 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Figure Technology Solutions, Inc.
Address of issuer's principal executive offices: 100 West Liberty Street, Suite 600 Reno, NV 89501

## Item 2. Person Filing
Name of person filing:
i. Newton (PTC) Limited
ii. Orland Properties Limited
iii. Gemini GP Limited
iv. Gemini Investments, L.P.
Address of principal business office or, if none, residence:
(i) c/o Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands
(ii) c/o Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands
(iii) c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands
(iv) c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands
Citizenship: (i) British Virgin Islands (ii) British Virgin Islands (iii) Cayman Islands (iv) Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page for each Reporting Person to this Schedule 13G. The ownership percentages reported are based on 170,623,441 shares of Class A common stock, par value $0.0001 per share, outstanding following the closing of the Issuer's initial public offering, as set forth in the Issuer's Rule 424(b)(4) prospectus filed by the Issuer with the Securities and Exchange Commission on September 11, 2025, without giving effect to an additional 4,725,000 shares that may be issued and sold by the Issuer to the underwriters pursuant to the underwriters' option.

Gemini GP Limited is the general partner of Gemini Investments, L.P., and as such, may be deemed to beneficially own the shares held directly by Gemini Investments, L.P.

Orland Properties Limited wholly owns Gemini GP Limited, and as such, may be deemed to beneficially own the shares beneficially owned by Gemini GP Limited.

Newton (PTC) Limited wholly owns Orland Properties Limited, and as such, may be deemed to beneficially own the shares beneficially owned by Orland Properties Limited.
Percent of class: See Item 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Items 5-9 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Items 5-9 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Items 5-9 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Items 5-9 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Newton (PTC) Limited: /s/ David Muir, David Muir / President (11/12/2025)
- Orland Properties Limited: David Muir, David Muir / President (11/12/2025)
- Gemini GP Limited: /s/ David Muir, David Muir / President (11/12/2025)
- Gemini Investments, L.P.: By: Gemini GP Limited, its General Partner, /s/ David Muir, David Muir / President (11/12/2025)